UNITED STATES
SECURITIES AND EXCHANGE COMISSION
Washington D.C.  20549

SCHEDULE TO
(Combined Schedules TO and 13e-3 & 4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

TV Communications Network ("TVCN")
IRS Employer Identification Number: 84-1062555

Omar Duwaik, President & CEO on behalf of TVCN, Issuer/Offeror
(Name of Filing Person)

Common Stock

CUSIP No. 873063309

Kenneth D. Roznoy, VP Development
10020 E. Girard Ave. #300   Denver, CO 80231
Phone: (303) 751-6100   Fax  (303) 751-1081  Email: kroznoy@Plinet.com
(Person Authorized to receive notices and communications on behalf of TVCN)


Calculation of Filing Fee






Filing Fee was calculated as follows:  Tender Offer to purchase
3,677,214 shares at fifteen cents ($0.15) each = $714,932 X .0002 (1/50 of 1%) = $110.31
This fee is NOT offset as provided by Rule 0-11(a)(2).

The only transaction to which this Statement relates is:
Going-Private transaction subject to Rule 13e-3 & 13e-4





Introductory Statement: This is an Issuer Tender Offer to purchase any and all of the outstanding common stock of the Issuer, TV Communications
Network, Inc. ("TVCN") in connection with a going- private transaction. TVCN is a reporting company that has filed all required documents with the SEC through and including Feb.
13, 2001.

Item 1.	Summary Term Sheet.  What follows is the Plain English
Summary Term sheet that comprises page 1 of the information disclosed to security holders.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRNSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Plain English Summary Term Sheet

Date: April 23, 2001

? This is a Tender Offer from TVCN to buy and retire all shares of TVCN stock so purchased in order to take the company private.
? TVCN offers to pay you fifteen cents ($0.15) cash per share for your stock of TVCN.
? If you want to sell your shares you must tell us before June 1, 2001 and we must receive your stock certificates by no later than August 1, 2001.
? The terms of this offer are set forth in the attached Offer to
Purchase
? If you agree to sell your shares you can change your mind and withdraw your offer BUT you must do so within ten (10) days after you tender your stock certificate(s).
? You don't have to sell your shares. It is not mandatory.
? If you keep them, you will still own stock in TVCN.
? TVCN intends to go "private" shortly, and this means that there will be no market for your shares and TVCN stock will no longer be listed or traded on any stock exchange and the Company will no longer file reports with the SEC.
? If you want to sell your shares read the Letter of Transmittal. This will tell you how to do it, where to send your stock or how to instruct your broker to do it for you.
? TVCN can also change its mind and withdraw or change this offer until June 16, 2001. If so, you will be promptly notified.
? This offer becomes effective on April 20, 2001. It expires at 5:00 p.m. MDT on June 1, 2001.
? TVCN will report the results of this Tender Offer after all stock certificates are received by no later than July 1, 2001. You can get all the information you need by calling, faxing, writing or E-mailing the Company (TVCN) at the address listed below. Ask for Ken Roznoy.
? The Offer to Purchase and the Letter of Transmittal contain important information, which should be read before holders or beneficial owners of TVCN Stock decide whether to accept or reject the Offer. The Company makes no recommendation as to whether holders or beneficial owners should tender their stock pursuant to the Offer.
Item 2.	Subject Company Information.
(a) The name and address of the company (Issurer) at it's
principal executive office is as follows:
TV Communications Network, Inc. ("TVCN")
10020 E. Girard Ave. #300
Denver, CO 80231
(303) 751-2900
(b) The title and number of shares outstanding as of  Mar.
26, 2001 is:
Title:  				Common Stock
Shares outstanding:		68,469,788
Amount being sought		  3,677,214
Consideration being offered	$0.15 (fifteen cents)
per share
(c) The principal market in which the securities are traded
is the OTC Bulletin Board under the symbol "TVCN".  The
high and low trading price(s) in each quarter of the
last two years is:
Quarter Ending		High Bid 	  Low Ask
				per Share          per
Share

Thursday Apr 19, 2001.  .50		    .08
12/31/00  			  .69		    .34
9/30/00			1.03		    .69
6/30/00			1.03		    .31
3/31/00			1.03		    .31
12/31/99			  .12		    .12
9/30/99			  .18		    .18
6/30/99			  .16		    .15
3/31/99			  .19		    .16
12/31/98			  .24		    .19

Item 3.	Identity & Background of Filing Person.  The filing person
hereunder is the subject company, to-wit TV Communications
Network, Inc. ("TVCN") by:
			Omar Duwaik it's President & CEO
			10020 E. Girard Ave. #300
			Denver, CO 80231
			(303) 751-2900
For information regarding other officers and directors of
TVCN see the latest 10KSB/A and 10Q form on file with the
SEC or you may obtain copies directly from the company.

Item 4.	Terms of the Transaction.
(a) The material terms of this Issuer Tender Offer are as
follows:
(i) The class of securities sought: Common Stock
The total number of securities sought: 3,677,214
(ii)	Consideration offered to security holders is
cash in the amount of fifteen-cents ($.15) per
share.
(iii)	The scheduled expiration date is June 1, 2000 @
5:00 pm MDT.
(iv) The offer may be extended at the option of the
Issuer by its electing to do so and promptly
notifying the security holders.
(v) Security holders may withdraw their tendered
securities at any time up to ten (10) days after
they have tendered said securities.
(vi) Process for tendering securities is to fill out the Letter of Transmittal and mail it to the company or to notify their broker to do so.  Process for
withdrawal is to notify the company in writing, by
US mail, fax or e-mail.
(vii) Securities will be accepted for payment by simply
tendering                          same to the
company at the address listed herein.
(viii) The accounting treatment of this transaction will be according to GAAP and the federal tax consequences to the security holders may be either a capital gain or loss depending upon the security holder's basis in the said securities. In addition the paid-in-capital of the company will be reduced by up to $511,657.00.
(b) Purchases. No securities are to be purchased from any officer or director of the company or any affiliate thereof.
(c) Different Terms: There are no different terms or arrangements in this transaction that treat any security holder differently from any other security holder.
(d) Dissenting shareholders are entitled to any and all rights under the provisions of Colorado Revised Statutes CRS 7-113-102 and any other applicable statutes. No provisions for appraisal services have been made.
(e) Unaffiliated shareholders may have access to the company books and records in the manner set forth in the company's by-laws.

Item 5:	Past Contracts, Transactions, Negotiations and Agreements.
There are no agreements, understandings or relationships between the Issuer or any affiliate with respect to any securities of TVCN and relating directly or indirectly to this Tender Offer.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes: The purposes of this transaction are to take the company private and to cease filing reports with the SEC.
(b) Use of Securities Acquired: All securities acquired pursuant to this Tender Offer will be retired.
(c) Plans: There are no plans for any extraordinary transactions such as a merger, reorganization or liquidation of the company or for the purchase, sale or transfer of any material amounts of company assets. There are no plans for any changes in the company's board of directors or management or to change the dividend rate or policy of indebtedness or capitalization of the company or for any changes in the company's Articles of Incorporation, By-laws or other governing instruments that could impede the acquisition or control of the company. There are no plans for any other material changes in the corporate structure or business of the company.

There are plans however, to de-list from any and all national securities exchanges and to cease to be quoted in any automated quotation system operated by a national securities association. In addition the company plans to suspend the company's current obligations to file reports under Sec. 15(d) of the Act.

Item 7:	Source and amount of Funds.
(a) Source of Funds.  The amount of funds required to
purchase the maximum amount of securities sought in
this Tender Offer is $551,657.  The source of funds is
the company's existing cash/liquid reserves or a loan
from its president.
(b) Conditions:  There are no material conditions to the
financing and no plans to seek alternative financing
if the primary financing plan falls through.
(c) Expenses:   The expenses estimated to be incurred in
connection with this transaction and paid for by the
company are:
 i. Mailing & Printing:	         $ 143.00
 ii. Transfer Agent Costs		394.00
 iii. Filing fees w/ SEC		281.00
 iv. Publication costs			635.00
 v. Legal & Accounting	         5,000.00
Total -------------------------------  $
6,736.00
(d) Borrowed Funds:  If the cash/liquid reserves of the
company are not sufficient hereunder a loan will be
advanced to the company by it's President, Omar
Duwaik. The terms thereof are as follows:
a. Lender:     		Omar Duwaik, President &
CEO
b. Term:		Five (5) years.
c. Collateral: 	None
d. Interest Rate:    	8.5%
e. Financing Plans:  None.

Item 8.		Interest in Securities of TVCN.
(a) Securities Ownership. Omar Duwaik, President and CEO of TVCN currently owns, beneficially owns or controls
63,792,574 shares of stock in TVCN. This constitutes
93.169% of the stock. He will sell no stock to TVCN under this Tender Offer.
(b) Securities Transactions: There are no known transactions in TVCN securities by the company, any subsidiary, pension, profit-sharing or similar plan of the issuer or any executive officer, director or affiliate in the last sixty (60) days next preceding this transaction.




Item 9.Persons/assets, retained, employed, compensated or used.
(a) Solicitations or Recommendations. There are no persons directly or indirectly employed or retained to make solicitations or recommendations in connection with this transaction.
(b) Employee & Corporate Assets. The normal office staff together with the cash assets of the company as set forth in Item 7 (above) have been or will be employed and/or used by TVCN in connection with this transaction. The purpose for their employment was to obtain shareholder's lists from the transfer agent, prepare this Schedule TO and the Offer to Purchase
Documents and to mail and/or publish the same, to provide information to shareholders and to perform standard office duties in connection herewith.

Item 10.	Financial Statements. Financial Statements for TVCN are
on file with the SEC and are included in the Form 10KSB/A which were electronically filed using the EDGAR system on 01/29/01. The last 10Q was filed on Feb. 13, 2001. They may be accessed through the SEC website @ www.SEC.gov or copies may be obtained directly from the company.

Item 11.	Additional Information.
		 Agreements, regulatory requirements and legal proceedings. There are no agreements, regulatory requirements (other than as set forth and disclosed herein, to-wit Sec. 14(d)(1) and 13(e)(1) and 13e-3, 13e-
4 and others therein referenced) or legal proceedings that would materially affect a security holder's decision hereunder. It is not believed that anti-trust laws or margin requirements under Sec. 7(15U.S.C. 78g) apply to this transaction.

Item 12.	Solicitation or Recommendation.  No officer, director or
affiliate currently intends to tender or sell any TVCN stock owned or held by him/herself. Omar Duwaik intends to vote the securities under his ownership or control in favor of de-listing from any exchange and in favor of taking the company private for the reasons as set forth herein.

Item 13.	Purposes, alternatives, reasons and effects in a going-
private transaction.
(a) Purposes. The purpose for this Rule 13e-3 transaction is to take the company private and as set forth above.
(b) Alternatives: The company has not considered nor is the company aware of any viable alternative means to accomplish this stated purpose.
(c) Reasons: The reasons for the structure of this transaction are that it is felt to be in the best interests of the company to go private at this time in order to better facilitate the company's objectives and purposes and for the reasons as set forth hereinabove.
(d) Effects: The effects of this transaction will be that the stock of security holders will no longer be traded on any exchange or quoted on any national quotation system nor will there be any market for that stock. TVCN will no longer file such reports with the SEC or any similar state or federal regulatory agency.
(e) Federal Tax Consequences: Federal tax consequences are expected to be a diminution of paid-in-capital in the amount of up to $551,657 as reflected on the company's books. If shareholders sell under this Tender Offer to purchase, they may experience capital gains or losses depending upon the basis at which they acquired their stock hereunder.
(f) Overall Benefits: The Company will benefit under this transaction by no longer having the financial or work burden of preparing and filing
SEC reports nor of paying auditors, accounting or legal fees for these purposes. The substantial man/womanpower requirements connected with such activities will also be reduced. The company also feels that it's fair market value as an ongoing business will be enhanced and that the opportunities to compete in the marketplace effectively will be enlarged.
(g) Overall Detriments: Shareholders, whether they are affiliates or not, will have no market for their stock. In all likelihood, they will be unable to sell their stock, which means an effective loss of market value of $0.22/share
(as of the Record Date). Shareholders will no longer have full public disclosure of the company's business as in the past. The company's balance sheet will show less (up to $551,657) paid-in-capital than before this transaction.


Item 14.		Fairness of going-private transaction.
(a) Fairness. The company, together with it's executive officers, directors and affiliates feel that the within transaction is fair to all security holders. This belief is based upon the following factors:
(i)The financial statements of the company continue to show losses.
(ii) Market performance of the stock has been weak for more than the past two (2) years.
(iii)Shareholders can either sell their stock for $0.15/share - which is more than the current market value - or they can keep their stock at their sole discretion.
(iv) The consideration offered is higher than current market price is higher than net book value and liquidation value of the company's assets and is believed to exceed per-share market value as a going concern.
(b) Approval of Security Holders: This transaction is not structured so that an approval of the majority of unaffiliated security holders is required.
(c) Unaffiliated Representative. The directors have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders hereunder.
(d) Approval of Directors. This transaction was approved by the Board of Directors including the only director who is not an employee of the company.
(e) Other Offers. The company is not aware of any similar offers made or contemplated by unaffiliated persons during the last two years for any merger, reverse merger or consolidation; for the sale or transfer of all or any substantial part of the assets of the company or for the purchase of company stock that would enable the holder to exercise control over the company.
(f) Reports, Opinion or Appraisal. The company has not received and is not aware of any reports, opinions or appraisals relating to the fairness of the consideration offered to security holders hereunder.

Item 15.	Exhibits.  The following documents are attached hereto
and listed as exhibits to this Schedule TO:
A. Plain English Summary Term Sheet
B. Tender Offer
C. Letter of Transmittal


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TV Communications Network, Inc.  ("TVCN")


By: ______________________________________
               Omar Duwaik, President and CEO

Dated: April 20, 2001
Amount of Filing Fee:  $551,557
$110.31